Filed by Rusoro Mining Ltd.

Pursuant to Rule 425 under the

Securities Act of 1933, as amended

Subject Company: Gold Reserve Inc.

Commission File Number: 001-31819

Date: December 15, 2008

Suite 2164 – 1055 Dunsmuir Street, Four Bentall Centre

Vancouver, BC V7X 1B1

Tel:  604-632-4044   Fax:  604-632-4045 Toll Free 1 800-668-0091

Website: www.rusoro.com           email: info@rusoro.com

RUSORO LAUNCHES TAKE-OVER BID FOR GOLD RESERVE

December 15, 2008	Trading Symbol (TSX-V):RML

Vancouver, Canada – Rusoro Mining Ltd. (TSX-V:RML) (“Rusoro” or the “Company”) today announced a take-over bid (the “Take-Over Bid”) for Gold Reserve Inc. (“Gold Reserve”, TSX:GRZ – AMEX:GRZ).  Rusoro is offering Gold Reserve shareholders and equity unit holders (collectively, the “Gold Reserve Equityholders”) 3 Rusoro common shares for each Gold Reserve Class A common share and each Gold Reserve equity unit (collectively, the “Gold Reserve Equity”). The offer values Gold Reserve at C$1.08 per each Class A common share and each equity unit, and represents a premium of 140% based on the December 12, 2008 closing prices for Rusoro and Gold Reserve on the TSX Venture Exchange (“TSXV”) and the Toronto Stock Exchange (“TSX”), respectively, and a premium of 209% based on the volume-weighted average trading prices for Rusoro and Gold Reserve for the previous 30 trading days on the TSXV and the TSX, respectively.

Andre Agapov, Chief Executive Officer of Rusoro said, ‘‘A business combination between Rusoro and Gold Reserve creates the premier Venezuelan gold company and allows us to use our extensive in-country experience to unlock the inherent value of the Brisas Project for the benefit of all shareholders.  Not only would Gold Reserve Equityholders benefit from the existing production at our Choco 10 and Isidora mines operating in Venezuela, they will also continue to participate in the development of the Brisas Project through significant ownership in the combined company.  Gold Reserve’s Choco 5 project is contiguous to our Choco 10 operations and Gold Reserve’s Brisas Project is approximately 10 kilometres from our Yuruan property - the logical combination of our companies is expected to create real and valuable synergies. We are delighted to present this premium offer directly to Gold Reserve Equityholders and we see significant opportunities to both expand production at our existing operations and unlock the permitting deadlock that has plagued the timely development of the Brisas Project.  The KM88 region in Venezuela is one of the world’s great gold mining regions and the time has come for its future to be guided by a team that has proven its ability to get its assets permitted and operating in Venezuela.”

Mr. Agapov added, “This is a logical combination.  I encourage Gold Reserve Equityholders to contact their Board of Directors to support this opportunity.  Further, I invite the Gold Reserve Board of Directors to contact us to open a constructive dialogue.”

The proposed combination of Rusoro and Gold Reserve would offer Gold Reserve Equityholders a number of benefits:

•                 Compelling Premium.  On December 12, 2008, which was the last trading day prior to today’s announcement of the Take-Over Bid, the closing price of the Gold Reserve Shares listed on the TSX was C$0.45 and on the NYSE Alternext (AMEX) was US$0.39.  Rusoro is offering C$1.08 per each Gold Reserve share and each Gold Reserve equity unit, based on Rusoro’s closing share price on the TSXV that same day.  This offer represents a premium of approximately 140%, using the December 12, 2008 closing prices of Rusoro and Gold Reserve on the TSXV and TSX, respectively.  Based on the volume-weighted average price of the Rusoro Shares on the TSXV for the 30 trading days ended December 12, 2008, the Offer represents a premium of approximately 209% over the volume-weighted average price of the Gold Reserve Shares on the TSX for the same period.

•                 Immediate Production.  Rusoro is expected to produce in excess of 100,000 attributable gold ounces in 2008 from its existing proven and probable reserves.  Management is currently developing expansion plans at Choco 10 and Increible 6 that are expected, together with Rusoro’s San Rafael/El Placer and Isidora operations, to significantly increase attributable gold production.  See further information on Rusoro’s technical information at the end of this press release.

•                 World Class Reserve and Resource Base.  The combined company would have 12.2 million ounces of proven and probable gold reserves.  Measured and indicated resources, inclusive of reserves, would total 18.9 million ounces of gold.  The combined company would also have additional resources of 9.3 million inferred gold ounces.  In addition, the Brisas Project contributes 1.4 billion pounds of copper in proven and probable reserves.  See further information on the companies’ technical information at the end of this press release.

•                 Ongoing Participation in Brisas.  Based on the 3:1 exchange ratio, Gold Reserve Equityholders would collectively own approximately 30.4% of the combined company on an issued share basis.

•                 Opportunity to Consolidate the KM88 Region.  Rusoro has proven itself as a Venezuelan gold consolidator through the successful acquisition of both Gold Fields’ Choco 10 mine and Hecla Mining’s Isidora mine.  Rusoro will explore the opportunity to further consolidate the world-class KM88 Region in Bolivar State, Venezuela.

•                 Established Relationship with the Venezuelan Government.  Rusoro has established the first mixed enterprise joint venture of its kind with the Venezuelan government in the mining industry by agreeing to form a joint venture over the Isidora gold mining assets that Rusoro recently acquired from Hecla.

•                 Concrete Synergies.  The logical combination of Rusoro and Gold Reserve will not only produce corporate synergies through the rationalization of head offices, regulatory filing requirements and executive teams, the strictly Venezuelan location of all material operations will enable the combined company to optimize in-country operations as well.  Gold Reserve’s Choco 5 property is adjacent to Rusoro’s Choco 10 mine and Gold Reserve’s Brisas property is 10 kilometres south of Rusoro’s Yuruan property, all in Bolivar State, Venezuela.  Rusoro expects to reduce duplicated in-country costs while optimizing operations including drilling, the use of construction and mining equipment, ore processing opportunities as well as regulatory and logistical requirements surrounding imports and permitting.

•                 Full Exposure to Gold Price.  Based on Gold Reserve’s publicly available information, none of the gold production of the combined company is hedged.

•                 Tax Efficient Structure.  The Take-Over Bid has been structured as an all-share offer that will allow certain Gold Reserve shareholders who tender to the offer to do so on a tax efficient basis.  Canadian resident Gold Reserve shareholders may receive Rusoro shares on a tax-deferred basis.  Subject to the Passive Foreign Investment Company rules, U.S. resident Gold Reserve shareholders may also receive tax-deferral treatment if the Take-Over Bid is a qualified reorganization under U.S. federal tax law.

•                 Optimization and Consolidation Opportunities.  If the offer is accepted and Rusoro acquires all of the outstanding Gold Reserve Equity, Rusoro intends to:  (a) expedite its development and expansion plans at its Choco 10 mine and Increible 6 project; (b) identify opportunities to optimize the development of Gold Reserve’s Choco 5 project which is adjacent to Rusoro’s Choco 10 mine; and (c)

obtain the requisite development permits in respect of the Brisas Project in order to recommence construction in a timely manner.

•                 Ability to deliver results in Venezuela.  Since commencing Venezuelan operations, Rusoro has been able to:

•                 Develop an extensive land package with 2.0 million proven and probable gold ounces in reserves, and a resource (inclusive of reserves) of 7.1 million measured and indicated gold ounces.  Rusoro also has an additional 7.0 million ounces of gold in inferred resources;

•                 Permit and develop its San Rafael/El Placer project which is expected to reach commercial production in 2010;

•                 Restart the Choco 10 mine acquired from Gold Fields after it had been effectively shut down as a result of both permitting and labour issues; and

•                 Restart the Isidora mine acquired from Hecla after it had been effectively shut down as a result of both permitting and labour issues.

THE TAKE-OVER BID WILL BE OPEN FOR ACCEPTANCE UNTIL

12:00 MIDNIGHT EASTERN TIME AT THE END OF JANUARY 21, 2009,

UNLESS THE BID IS EXTENDED OR WITHDRAWN BY RUSORO.

The Take-Over Bid will be subject to customary conditions, including: that a minimum of 66 2/3% of the outstanding Gold Reserve shares and 66 2/3% of the outstanding equity units on a fully-diluted basis, respectively, are tendered to the offer; the execution of a supplemental indenture in respect of Gold Reserve’s 5.50% Senior Subordinated Convertible Notes due June 15, 2022; and the waiver or setting aside of Gold Reserve’s shareholder rights plan.

This press release does not constitute an offer to buy or sell, or the solicitation of an offer to buy or sell, any of the securities of Rusoro or Gold Reserve.  Such an offer can only be made pursuant to the Take-Over Bid circular and related documents (the “Circular”) filed today with securities regulatory authorities in Canada and the registration statement, prospectus, tender offer statement and related documents filed today with the United States Securities and Exchange Commission (the “SEC”) which are available on www.sedar.com and www.sec.gov, respectively.  In addition, you may request these documents free of charge from the Corporate Secretary, Rusoro Mining Ltd., Suite 2164, 1055 Dunsmuir Street, Vancouver, B.C., V7X 1B1, telephone (604) 632-4044 or from the Company’s information agent, Georgeson, at the contact details listed at the end of this press release.  Investors and securityholders are strongly advised to read these documents, as well as any amendments or supplements to these documents, because they contain important information.  You should read these materials carefully and in their entirety before making a decision concerning the offer.

Rusoro has requested from Gold Reserve the use of its list of shareholders and equity unit holders and security position listings for the purpose of disseminating the Circular and other Take-Over Bid documents to Gold Reserve Equityholders.  Upon compliance with this request by Gold Reserve, the Circular, Take-Over Bid documents and other relevant materials will be mailed to Gold Reserve Equityholders of record and furnished to brokers, dealers, banks, trust companies and similar persons, whose names or the names of whose nominees appear on the Gold Reserve shareholder and equity unitholder lists or, if applicable, who are listed as participants in a clearing agency’s security position listing, for subsequent transmittal to beneficial owners of Gold Reserve Equity.

Rusoro’s financial advisor is Endeavour Financial International Corporation, its Canadian legal counsel are Blake, Cassels & Graydon LLP and Anfield, Sujir, Kennedy & Durno and its US legal counsel are Gersten Savage LLP and Dorsey & Whitney LLP.

Qualified Person:  Mr. Gregory Smith, P.Geo, the Vice-President Exploration of the Company, is the Qualified Person as defined by National Instrument 43-101, and is responsible for the scientific and technical aspects of this news release.

ON BEHALF OF THE BOARD
“Andre Agapov”
Chief Executive Officer

For further information, please contact:

George Salamis, President	Ross Gatensbury, Investor Relations
Tel: +1 604 632 4044	Tel: +1 604 632 4044
Email: gsalamis@rusoro.com	Email: gates@rusoro.com

ANY QUESTIONS OR REQUESTS FOR ASSISTANCE MAY BE DIRECTED TO THE COMPANY’S INFORMATION AGENT:

North American Toll Free Number:  1- 888-605-7615

Banks and Brokers call collect: 1-212-806-6859

Technical Disclosure Relating to Rusoro’s and Gold Reserve’s Reserve Assets

The information presented in the following tables is derived from information and data contained in technical reports, all of which are listed following the tables, prepared pursuant to NI 43-101.  Mr. Gregory Smith, P. Geo., the Vice-President Exploration of Rusoro, is the “Qualified Person”, as defined in NI 43-101, and is responsible for the scientific and technical aspects of this press release as they relate to Rusoro’s assets.  Information concerning Gold Reserve’s assets is taken from Gold Reserve’s public filings.

Reserves

		Tonnage	Au Grade	Au	Cu Grade	Cu
Project	Category	Mt	g/t	ounces (000’s)	percent	M pounds
Las Brisas (a)
	Proven	238	0.71	5,429	0.12	643
	Probable	245	0.61	4,800	0.14	746
	Sub total Las Brisas	483	0.66	10,229	0.13	1,389

Choco 10 (4)
	Proven	2.70	2.70	234
	Probable	15.0	3.32	1,596
	Sub total Choco 10	17.7	3.21	1,830

Isidora (4)
	Proven	0.07	37.2	84
	Probable	0.11	28.8	101
	Sub total Isidora	0.18	32.1	185

Grand Total
	Proven	240	0.74	5,747
	Probable	260	0.78	6,497
	Grand Total - Gold	501	0.76	12,244
	Grand Total - Copper	483			0.13	1,389

Measured and Indicated Resources - inclusive of Reserves

		Tonnage	Au Grade	Au	Cu Grade	Cu
Project	Category	Mt	g/t	ounces (000’s)	percent	M pounds
Las Brisas (a)
	Measured	256	0.71	5,853	0.12	674
	Indicated	300	0.62	5,986	0.13	888
	Sub Total	557	0.66	11,839	0.13	1,562
Choco 10 (4)
	Measured	2.60	2.86	243
	Indicated	56.3	2.45	4,432
	Sub Total	58.9	2.47	4,675
Isidora (4)
	Measured	0.11	29.1	100
	Indicated	0.36	19.8	230
	Sub Total	0.47	21.8	330
Increible 6
	Indicated	23.5	2.10	1,590
San Rafael / El Placer
	Indicated	0.64	19.4	399
Valle Hondo
	Indicated	3.5	0.90	101
Ceiba
	Indicated	—	—	—
Total Measured and Indicated
	Measured	259	0.74	6,196
	Indicated	385	1.03	12,738
	Total	644	0.92	18,935

Inferred Resources

		Tonnage	Au Grade	Au	Cu Grade	Cu
Project	Category	Mt	g/t	ounces (000’s)	percent	M pounds
Las Brisas (a)	Inferred	121.1	0.59	2,278	0.12	316
Choco 10 (4)	Inferred	42.9	2.19	3,017
Increible 6	Inferred	17.5	1.95	1,100
Isidora (4)	Inferred	0.1	14.1	45
Twin Shear	Inferred	1.2	12.5	482
Days	Inferred	0.21	5.52	37
San Rafael / El Placer	Inferred	0.7	23.2	524
Valle Hondo	Inferred	47.0	0.9	1,360
Ceiba	Inferred	1.6	9.20	459
Total Inferred Resources		232.2	1.25	9,302

COMBINED SUMMARY - ALL PROJECTS

				Au
		Tonnage	Au Grade	ounces
Category		Mt	g/t	(000’s)
Reserves	Proven and Probable	501	0.76	12,244
Resources	Measured and Indicated (inclusive of reserves)	644	0.92	18,935
Resources	Inferred	232	1.25	9,302

NOTES:

All Resources reported include Reserves.

(a)       Resources for Las Brisas are taken from Gold Reserve’s public filings and are reported at a cut-off of 0.4 g/t AuEq where AuEq = Au (gpt) + Cu (%)*1.16.

Notes for all Rusoro Resources and Reserves:

(1)	Reserves and resources are NI 43-101 compliant and follow the definitions for proven and probable reserves and measured, indicated and inferred resource established by the CIM.

(2)

Mineral resource estimates which are not mineral reserves do not have demonstrated economic viability. The estimate of mineral resources may be materially affected by environmental, permitting, legal, title, taxation, socio-political, marketing, or other relevant issues.

(3)

The quantity and grade of reported inferred resources in these estimates is uncertain in nature and there has been insufficient exploration to define these inferred resources as an indicated or measured mineral resource and it is uncertain if further exploration will result in upgrading them to an indicated or measured category.

(4)

Choco 10 reserves are reported as 100%; 95% are attributable to Rusoro. Isidora reserves are 100% attributable to Rusoro until the Mixed Enterprise with MIBAM is established. All resources reported include reserves.

The key assumptions, parameters and methods used for each of the resource and reserve estimates are summarized in the following table:

Project	Independent Consultant	Date	Method	Cut Off	Grade Cap	Density (g/cm3)	Gold Price for Reserves

Brisas	Information sourced from public filings

Choco 10	Micon	November 2007	3D computer models, uniform conditioning and kriged estimated grades	0.5 g/t	50.0 g/t	1.7 - 2.8	$500 - $550

Isidora	Micon	August 2008	Seam Model with inverse distance cubed method using Vulcan Software	8.0 g/t	200.0 g/t	2.67 - 2.80	$570

Twin Shear	SW-RPA	August 2008	3D geological model using inverse distance squared	8.0 g/t	50.0 g/t	2.7	n/a

Increible 6	Micon	February 2008	Partial Block model using Gemcom software and inverse distance squared	0.5 g/t	20-40 g/t	2.0 - 2.7	n/a

SREP	Micon	October 2008	3D geological model using Gemcom software and inverse distance squared	8.0 g/t	80.0 g/t	2.8	n/a

Days	Micon	October 2008	3D geological model using Gemcom software and inverse distance squared	2.0 & 8.0 g/t	30.0 g/t	2.0 - 2.8	n/a

Ceiba	SW-RPA	April 2007	Polygonal using Gemcom Software	0.5 g/t	36.0 g/t	2.8	n/a

Valle Hondo	SW-RPA	April 2007	Block Model using ordinary kriging	0.5 g/t	20.0 g/t	2.00 - 2.65	n/a

For further information on Rusoro’s gold projects see Rusoro’s NI 43-101 reports available on www.sedar.com:

•                  Technical Report on the San Rafael-El Placer and Days Vein Deposits, Bolivar State, Venezuela, dated October 2, 2008.

•                  Technical Report on the Mining and Processing Operations of Hecla Mining Company, Estado Bolivar, Venezuela dated August 1, 2008.

•                  Technical Report on the Increible 6 Property, Bolivar State, Venezuela, dated November 14, 2007, as revised February 14, 2008.

•                  Technical Report on the PMG (Gold Fields) Choco 10 Concession and Mine, Estado Bolivar, Venezuela dated November 21, 2007.

•                  Technical Report and Mineral Resource Estimate, Ceiba II Project, Bolivar State, Venezuela dated April 9, 2007.

•                  Technical Report and Mineral Resource Estimate, Valle Hondo Project, Bolivar State, Venezuela dated April 9, 2007.

Cautionary Note Regarding Forward-Looking Statements

This press release, the Take-Over Bid and Circular, including the schedules attached therein, the pro forma consolidated financial statements of the Company, and some of the material incorporated by reference into the Circular, contain certain forward-looking information and forward-looking statements, as defined in applicable securities laws (collectively referred to as “forward-looking statements”).  Forward-looking statements include possible events, statements with respect to possible events, the proposed transaction, the business, operations and financial performance and condition of each of Rusoro and Gold Reserve and the proposed combined company, the future price of gold, the estimation of mineral reserves and resources, the realization of mineral reserve and resource estimates, the timing and amount of estimated future production, costs of production, expected capital expenditures, costs and timing of the development of new deposits, success of exploration, development and mining activities, permitting time lines, currency fluctuations, requirements for additional capital, government regulation of mining operations, environmental risks, unanticipated reclamation expenses, title disputes or claims, and limitations on insurance coverage.  The words “plans,” “expects,” “is expected,” “scheduled,” “estimates,” “forecasts,” “intends,” “anticipates,” or “believes,” or variations of such words and phrases or statements that certain actions, events or results “may,” “could,” “would,” “might,” or “will be taken,” “occur” and similar expressions identify forward looking statements.

Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by Rusoro as at the date of such statements, are inherently subject to significant business, economic, social, political and competitive uncertainties and contingencies and other factors that could cause actual results or events to differ materially from those projected in the forward-looking statements.  The estimates and assumptions of Rusoro contained or incorporated by reference in the Circular which may prove to be incorrect, include, but are not limited to, (1) that Rusoro will be successful in acquiring 100% of the outstanding Gold Reserve Equity, (2) that all required third party regulatory and governmental approvals to the Take-Over Bid will be obtained and all other conditions to completion of the transactions will be satisfied or waived, (3) there being no significant disruptions affecting operations, whether due to labour disruptions, supply disruptions, power disruptions, damage to equipment or otherwise; (4) permitting, development, expansion and power supply proceeding on a basis consistent with Rusoro’s current expectations; (5) permitting and development proceeding on a basis consistent with Rusoro’s current expectations; (6) the exchange rate between the Canadian dollar, the Venezuelan Bolivar and the U.S. dollar being approximately consistent with current levels; (7) certain price assumptions for gold; (8) prices for and availability of natural gas, fuel oil, electricity, parts and equipment and other key supplies remaining consistent with current levels; (9) production forecasts meeting expectations; (10) the accuracy of Rusoro’s current mineral reserve and mineral resource estimates; and (11) labour and materials costs increasing on a basis consistent with Rusoro’s current expectations.

Known and unknown factors could cause actual results or events to differ materially from those projected in the forward-looking statements.  Such factors include, but are not limited to, fluctuations in the currency markets; fluctuations in the spot and forward price of gold or certain other commodities (such as diesel fuel and electricity); changes in interest rates; disruption to the credit markets and delays in obtaining financing; inflationary pressures; risks arising from holding derivative instruments (such as credit risk, market liquidity risk and mark-to-market risk); changes in national and local government legislation, taxation, controls, regulations and political or economic developments in Canada, Venezuela or other countries in which Rusoro does or may carry on business; business opportunities that may be presented to, or pursued by Rusoro, Rusoro’s ability to successfully integrate acquisitions; operating or technical difficulties in connection with mining or development activities; actual results of exploration activities; the possibility of cost overruns or unanticipated expenses; employee relations; the speculative nature of gold exploration and development, including the risks of obtaining and renewing necessary licenses and permits; the impact of Venezuelan law on Rusoro’s operations; diminishing quantities or grades of reserves; adverse changes in our credit rating; contests over title to properties, particularly title to undeveloped properties; and the occurrence of natural disasters, hostilities, acts of war or terrorism.  In addition, there are risks and hazards associated with the business of gold exploration, development and mining, including environmental hazards, industrial accidents, unusual or unexpected formations, pressures, cave-ins, flooding and gold bullion losses (and the risk of inadequate insurance, or inability to obtain insurance, to cover these risks).  The following factors, amongst others, related to the business combination of Rusoro and Gold Reserve could cause actual results to differ materially from forward-looking statements, including those contained in the Circular: the Rusoro shares issued in connection with the Take-Over Bid may have a market value lower than expected; the business of Rusoro and Gold Reserve may not be integrated successfully or such integration may be more difficult, time-consuming or costly than expected; and the expected combination benefits from the combination of Rusoro and Gold Reserve may not be fully realized or not realized within the expected time frame.  All of the forward-looking statements made in the Circular are qualified by these cautionary statements and those made in the Circular itself.  These factors are not intended to represent a complete list of the factors that could affect Rusoro and the combination of Rusoro and Gold Reserve.  Additional factors are noted elsewhere in the Circular and in the documents incorporated by reference therein.  Although Rusoro has attempted to identify important factors that could cause actual results or events to differ materially from those described in forward-looking statements, there may be other factors that could cause results or events not to be as anticipated, estimated or intended.  There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements.  Accordingly, undue reliance should not be placed on forward-looking statements.  Rusoro undertakes no obligation to update publicly or otherwise revise any forward-looking statements or the foregoing list of assumptions or factors, whether as a result of new information or future events or otherwise, except as may be required in connection with a material change in the information disclosed in the Circular or as otherwise required by law.

Cautionary Note Concerning Resource Estimates

Information in this press release and the Circular, including information incorporated by reference, and disclosure documents of Rusoro that are filed with Canadian securities regulatory authorities concerning mineral properties have been prepared in accordance with the requirements of securities laws in effect in Canada, which differ from the requirements of United States securities laws.

Without limiting the foregoing, these documents use the terms “measured resources”, “indicated resources” and “inferred resources”.  Gold Reserve Equityholders in the United States are advised that, while such terms are recognized and required by Canadian securities laws, the SEC does not recognize them.  Under United States standards, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. United States investors are cautioned not to assume that all or any part of measured or indicated resources will ever be converted into reserves.  Further, inferred resources have a great amount of uncertainty as to their existence and as to whether they can be mined legally or economically. It cannot be assumed that all or any part of the inferred resources will ever be upgraded to a higher resource category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases. Therefore, United States investors are also cautioned not to assume that all or any part of the inferred resources exist, or that they can be mined legally or economically.  Disclosure of “contained ounces” is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report “resources” as in place tonnage and grade without reference to unit measures. Accordingly, information concerning descriptions of mineralization and resources contained in these documents may not be comparable to information made public by United States companies subject to the reporting and disclosure requirements of the SEC.

National Instrument 43-101 - Standards of Disclosure for Mineral Projects (“NI 43-101”) is a rule developed by the Canadian Securities Administrators, which has established standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects.  Unless otherwise indicated, all resource estimates of Rusoro contained in this press release and the Circular, including information incorporated by reference, have been prepared in accordance with NI 43-101 and the Canadian Institute of Mining, Metallurgy and Petroleum Classification System.

The TSX Venture Exchange has not reviewed and does not take responsibility for the adequacy or accuracy of this release.